                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              ECHEX WORLDWIDE CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock of $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    27875D106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                7609 Ralston Road

                                Arvada, CO 80002

                                 With a copy to:

                         Heller Ehrman White & McAuliffe
                         35th Floor, One Exchange Square
                           8 Connaught Place, Central
                                    Hong Kong

                              Tel.: (852) 2292-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                BBMF Inc.; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)    WC, OO


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      British Virgin Islands


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power         20,000,000


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       20,000,000

11              Aggregate Amount Beneficially Owned by Each Reporting Person    20,000,000

12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)   98.7%

14              Type of Reporting Person (See Instructions)

                CO







                                  SCHEDULE 13D




 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                Outer Space Investment Limited; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     OO


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      British Virgin Islands


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        3,961,740


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       3,961,740

11              Aggregate Amount Beneficially Owned by Each Reporting Person    3,961,740

12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    19.6%

14              Type of Reporting Person (See Instructions)

                CO







                                  SCHEDULE 13D




CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                New Light Trading Limited; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     OO


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      British Virgin Islands


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        3,961,740


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       3,961,740

11              Aggregate Amount Beneficially Owned by Each Reporting Person    3,961,740


12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    19.6%

14              Type of Reporting Person (See Instructions)

                CO







                                  SCHEDULE 13D




 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                Dorfield Investments Limited; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     OO


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      British Virgin Islands


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        3,701,815


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       3,701,815

11              Aggregate Amount Beneficially Owned by Each Reporting Person    3,701,815


12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    18.3%

14              Type of Reporting Person (See Instructions)

                CO







                                  SCHEDULE 13D




 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                Digital Heaven Group Limited; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     OO


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      British Virgin Islands


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        3,701,815


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       3,701,815

11              Aggregate Amount Beneficially Owned by Each Reporting Person    3,701,815

12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    18.3%

14              Type of Reporting Person (See Instructions)

                CO







                                  SCHEDULE 13D




 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                Yih Hann Lian; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     PF

5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      Singapore


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        7,663,555


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       7,663,555

11              Aggregate Amount Beneficially Owned by Each Reporting Person    7,663,555

12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    37.8%

14              Type of Reporting Person (See Instructions)

                IN







                                  SCHEDULE 13D



 CUSIP NO. 27875D106




1               Name of Reporting Persons.   I.R.S. Identification Nos. of above persons (entities only).

                Antony Ren Haw Ip; IRS Identification No. not applicable

2               Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)

                (b)  __x__


3               SEC Use Only

4               Source of Funds (See Instructions)     PF


5               Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6               Citizenship or Place of Organization      United States of America


Number of       7      Sole Voting Power           0
Shares?
Beneficially
Owned by
Each
Reporting
Person
With

                8      Shared Voting Power        7,663,555


                9      Sole Dispositive Power       0


                10     Shared Dispositive Power       7,663,555

11              Aggregate Amount Beneficially Owned by Each Reporting Person    7,663,555

12              Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13              Percent of Class Represented by Amount in Row (11)    37.8%

14              Type of Reporting Person (See Instructions)

                IN







INSTRUCTIONS FOR COVER PAGE
(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed -- i.e., each person required to sign the schedule itself -- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D," below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The third row is for SEC internal use; please leave blank.

(4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of
      Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

           CATEGORY OF SOURCE                                                                                  SYMBOL
           Subject Company (Company whose securities are being acquired)                                         SC
           Bank                                                                                                  BK
           Affiliate (of reporting person)                                                                       AF
           Working Capital (of reporting person)                                                                 WC
           Personal Funds (of reporting person)                                                                  PF
           Other                                                                                                 OO

(5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

(6) Citizenship or Place of Organization -- Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

(7)-(11),(13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. -- Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

(12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

(14) Type of Reporting Person -- Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

           CATEGORY                                                                                            SYMBOL
           Broker-Dealer                                                                                         BD
           Bank                                                                                                  BK
           Insurance Company                                                                                     IC
           Investment Company                                                                                    IV
           Investment Adviser                                                                                    IA
           Employee Benefit Plan or Endowment Fund                                                               EP
           Parent Holding Company/Control Person                                                                 HC
           Savings Association                                                                                   SA
           Church Plan                                                                                           CP
           Corporation                                                                                           CO
           Partnership                                                                                           PN
           Individual                                                                                            IN
           Other                                                                                                 OO

NOTES:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of
Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Section 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statements or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.
                              GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in
    (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

                                  SCHEDULE 13D



ITEM 1 - SECURITY AND ISSUER


This statement relates to the Common Stock, par value US$0.001 per share (the "Shares") of eChex Worldwide Corp. (the "Issuer").


The address of the principal executive office of the Issuer is 7609 Ralston Road, Arvada, CO 80002.



ITEM 2 - IDENTITY AND BACKGROUND


(a) This statement is being filed by BBMF, Inc., a British Virgin Islands Corporation ("BBMF Shareholder"), Outer Space Investment Limited, a British Virgin Islands Corporation ("Outer Space"), New Light Trading Limited, a British Virgin Islands Corporation ("New Light"), Dorfield Investments Limited, a British Virgin Islands Corporation ("Dorfield"), Digital Heaven Group Limited, a British Virgin Islands Corporation ("Digital Heaven"), Mr. Yih Hann Lian ("Mr. Lian") and Mr. Antony Ren Haw Ip ("Mr. Ip") (sometimes referred to herein collectively as the "Reporting Persons").


    The BBMF Shareholder is the subscribing shareholder of BBMF Group Inc ("BBMF"), a British Virgin Islands Corporation and the owner of 100% of the issued and outstanding common stock of BBMF which, through its wholly owned Hong Kong subsidiary, Kesrich (Hong Kong) Limited ("Kesrich"), owns 100% of the business known as BBMF, a developer and distribution of mobile phone games and other mobile applications. The BBMF Shareholder is the indirect beneficial owner of the 20,000,000 Shares by virtue of its 100% ownership of the authorized and issued share capital of BBMF.

    Each of Outer Space and New Light is the indirect beneficial owner of the 3,961,740 Shares by virtue of their respective 19.81% ownership of the outstanding and issued shares in the BBMF Shareholder.

    Each of Dorfield and Digital Heaven is the indirect beneficial owner of the 3,701,815 Shares by virtue of their respective 18.51% ownership of the outstanding and issued shares in the BBMF Shareholder.

    Mr. Lian is the indirect beneficial owner of the 7,663,555 Shares by virtue of his 37.81% imputed ownership of the outstanding and issued shares in New Light and Digital Heaven in the aggregate.

    Mr. Ip is the indirect beneficial owner of the 7,663,555 Shares by virtue of his 37.81% imputed ownership of the outstanding and issued shares in Outer Space and Dorfield in the aggregate.

    Both Mr. Lian and Mr. Ip are directors of the BBMF Shareholder. Mr. Lian is the director of both New Light and Digital Heaven. Mr. Ip is the director of both Outer Space and Dorfield.

(b) The Reporting Persons' business address is Room 4302, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong.

(c) The Reporting Persons' principal occupation is to invest in BBMF, a developer and distribution of mobile phone games and other mobile applications.

(d) During the past five (5) years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations as similar misdemeanors).

(e) The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they would have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Each of BBMF, the BBMF Shareholder, Outer Space, New Light, Dorfield, and Digital Heaven is a limited liability company established in the British Virgin Islands. Mr. Lian is a Singaporean citizen and Mr. Ip is an American citizen.


ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 1, 2004, the Issuer, BBMF, the BBMF Shareholder and the persons whose names are set out in Schedule 1 of the Agreement who have a right to subscribe for, but have not been issued, the number of common stock of the Issuer set out opposite each name (collectively the "ECWC Subscribers") entered into the Agreement and Plan of Reorganization (the "Agreement ").

Pursuant to the Agreement, 100% of the 100 ordinary shares issued and outstanding of BBMF has been exchanged with the Issuer for 20,000,000 Shares of the common stock of the Issuer. The 20,000,000 Shares of the Issuer's common stock, on April 1, 2004 (the "Closing Date"), has been delivered to the BBMF Shareholder in exchange for its 100 BBMF ordinary shares as set forth under the Agreement.

In addition to the exchange of 100 ordinary shares of BBMF for 20,000,000 Shares of common stock of the Issuer described above, BBMF has paid the sum of US$625,000 to Michael F. Manion, the sole director and President of the Issuer.


ITEM 4 - PURPOSE OF TRANSACTION

The Reporting Persons entered into the above mentioned transaction to acquire the Shares for investment purposes. The Shares were received by the Reporting Persons (by virtue of their indirect beneficial ownership) as consideration for the exchange of 100 ordinary shares of BBMF pursuant to the Agreement as described in Item 3 above.

The aggregate number of shares which the Issuer is authorized to issue is 100,000,000 of which 75,000,000 shares are common stock and 25,000,000 shares are preferred stock. Prior to the Closing Date, 268,668 Shares are issued and outstanding and 1,000,000 shares of common stock were subscribed for but remain unissued and will be cancelled pursuant to the terms of the Agreement. The Issuer has, on the Closing Date, no outstanding options, warrants or other rights to purchase, or subscribe to, or securities convertible into or exchangeable for any shares of capital stock, other than as set forth herein. No preferred stock of the Issuer is outstanding.

The Issuer has issued 20,000,000 shares of common stock to the BBMF Shareholder, which as at the Closing Date equals approximately 98.67% of the issued and outstanding shares of the Issuer on a fully diluted basis after taking into account such issuance.

The sole director and President of the Issuer, Michael F. Manion, will remain in office until after the Issuer's Form 10 QSB has been filed. However, Mr. Manion will not hold any power on the Board except to file the Form 10 QSB ending March 31, 2004. Upon the due filing of the Issuer's Form 10 QSB, Mr. Manion will resign and release all claims, for salaries, benefits or otherwise, against the Issuer pursuant to Schedule 2 of the Agreement. Before his resignation, he has caused such persons nominated by BBMF to become new directors of the Issuer.

As of the Closing, Mr. Antony Ren Haw Ip and Mr. Yih Hann Lian will be appointed to the Board of Directors of the Issuer.

Except as set forth in the previous paragraphs, the Reporting Persons have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer's business or corporate structure;
(d) any change in the present Board of Directors or management of the Issuer;
(e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer, involving the Issuer or any of its subsidiaries; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated in (a) - (i) above.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER


(a) The BBMF Shareholder is the indirect beneficial owner of the 20,000,000 Shares by virtue of its 100% ownership of the authorized and issued share capital of BBMF.


    Each of Outer Space and New Light is the indirect beneficial owner of the 3,961,740 Shares by virtue of their respective 19.81% ownership of the outstanding and issued shares in the BBMF Shareholder.


    Each of Dorfield and Digital Heaven is the indirect beneficial owner of the 3,701,815 Shares by virtue of their respective 18.51% ownership of the outstanding and issued shares in the BBMF Shareholder.


    Mr. Lian is the indirect beneficial owner of the 7,663,555 Shares by virtue of his 37.81% imputed ownership of the outstanding and issued shares in New Light and Digital Heaven in the aggregate. Some of the other shareholders of New Light and Digital Heaven are the family members of Mr. Lian. Because of their family relationship, Mr. Lian, together with any or all of his family members owning shares in New Light and Digital Heaven, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, Mr. Lian may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of such family member, of an aggregate of 7,663,555 Shares of the Issuer, representing, based on the 37.81% ownership in the shares of common stock in New Light and Digital Heaven in the aggregate. Although there are no implicit or explicit arrangements, understandings or contracts among Mr. Lian and his family with respect to the Shares of this Issuer, the SEC may deem Mr Lian's family members' ownership in New Light and Digital Heaven imputed upon Mr. Lian for the purposes of determining beneficial ownership of the Issuer's Shares.


    Mr. Ip is the indirect beneficial owner of the 7,663,555 Shares by virtue of his 37.81% imputed ownership of the outstanding and issued shares in Outer Space and Dorfield in the aggregate. Some of the other shareholders of Outer Space and Dorfield are the family members of Mr. Ip. Because of their family relationship, Mr. Ip, together with any or all of his family members owning shares in Outer Space and Dorfield, may be deemed a "group" within the meaning of Rule 13d-5 under the Exchange Act and, therefore, Mr. Ip may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of any or all of the shares beneficially owned by each of such family member, of an aggregate of 7,663,555 Shares of the Issuer, representing, based on the 37.81% ownership in the shares of common stock in Outer Space and Dorfield in the aggregate. Although there are no implicit or explicit arrangements, understandings or contracts among Mr. Ip and his family with respect to the Shares of this Issuer, the SEC may deem Mr Ip's family members' ownership in Outer Space and Dorfield imputed upon Mr. Ip for the purposes of determining beneficial ownership of the Issuer's Shares.


(b) The following table sets forth, as of April 1, 2004, the Issuer's outstanding common stock owned of record or beneficially by each Executive Officer and Director and by each person who owned of record, or was known by the Issuer to own beneficially, more than 5% of its common stock, and the shareholdings of all Executive Officers and Directors as a group. Each of the Reporting Person has shared voting and disposition power with respect to the Shares shown. On the Closing Date, there were 20,268,668 Shares of common stock issued and outstanding.


                                                     Number of Shares
                                                     Beneficially Held            Shares with sole
                                                     with shared Power to vote    Power to vote and        % of
Name                                                 and Direct Disposition       Direct Disposition      Shares Owned
------------------------------------------------------------------------------------------------------------------------
BBMF Shareholder                                     20,000,000                        0                   98.67%
Outer Space Investment Limited (1)                   3,961,740                         0                   19.55%
New Light Trading Limited (2)                        3,961,740                         0                   19.55%
Dorfield Investments Limited (3)                     3,701,815                         0                   18.26%
Digital Heaven Group Limited (4)                     3,701,815                         0                   18.26%
Yih Hann Lian (5)                                    7,663,555                         0                   37.81%
Antony Ren Haw Ip (6)                                7,663,555                         0                   37.81%
Michael Manion                                       0                                 0                   0%
All directors and executive officers as a group      15,327,110                        0                   75.62%

    1. Outer Space owns 19.81% of the outstanding and issued shares in the BBMF Shareholder.

    2. New Light owns 19.81% of the outstanding and issued shares in the BBMF Shareholder.

    3. Dorfield owns 18.51% of the outstanding and issued shares in the BBMF Shareholder.

    4. Digital Heaven owns 18.51% of the outstanding and issued shares in the BBMF Shareholder.

    5. Mr. Lian effectively controls both New Light and Digital Heaven, thereby an aggregate of 37.81% of the shares being held by those two companies in the BBMF Shareholder are imputed to Mr. Lian.

    6. Mr. Ip effectively controls both Outer Space and Dorfield, thereby an aggregate of 37.81% of the shares being held by those two companies in the BBMF Shareholder are imputed to Mr. Ip.



(c) Except for the acquisition of the 20,000,000 Shares described in Item 3 above, the Reporting Persons have not engaged in any transaction in the Shares since sixty (60) days prior to the date hereof.


(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer beneficially owned by the Reporting Persons.


(e)  Not applicable.



ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.               DESCRIPTION
-----------               -----------

   4.1* Agreement and Plan of Reorganisation (the "Agreement") dated April 1, 2004, between the Issuer, BBMF, the BBMF Shareholder, and the persons whose names are set out in Schedule 1 of the Agreement.

--------------------------------------------------------------------------------

* Will be filed with the Securities and Exchange Commission as Exhibits to, and incorporated by reference from, the Issuer's Form 8-K on or before April 15, 2004.

SCHEDULE 13D



SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 6, 2004

BBMF, INC.                                                    OUTER SPACE INVESTMENT LIMITED


By:                      /s/ Mr. Yih Hann Lian                By:                       /s/ Mr. Antony Ren Haw Ip
   -------------------------------------------                   ------------------------------------------------
Signature                                                     Signature
Name:  Mr. Yih Hann Lian                                      Name:  Mr. Antony Ren Haw Ip
       -----------------                                             ----------------------
Title: Director                                               Title: Director


NEW LIGHT TRADING LIMITED                                     DORFIELD INVESTMENTS LIMITED


By:                      /s/ Mr. Yih Hann Lian                By:                           /s/ Mr. Antony Ren Haw Ip
   --------------------------------------------                  ----------------------------------------------------
Signature                                                     Signature
Name:  Mr. Yih Hann Lian                                      Name:   Mr. Antony Ren Haw Ip
       -----------------                                              ----------------------
Title: Director                                               Title:  Director

DIGITAL HEAVEN GROUP LIMITED                                  MR. ANTONY REN HAW IP


By:                           /s/ Mr. Yih Hann Lian           By:                          /s/ Mr. Antony Ren Haw Ip
   ------------------------------------------------              ---------------------------------------------------
Signature                                                     Signature
Name:  Mr. Yih Hann Lian                                      Name:  Mr. Antony Ren Haw Ip
       -----------------                                             ----------------------
Title: Director                                               Title: Director

MR. YIH HANN LIAN


By:                            /s/ Mr. Yih Hann Lian
   ------------------------------------------------
Signature
Name:  Mr. Yih Hann Lian
       -----------------
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative

(other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

  ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                              CRIMINAL VIOLATIONS
                              (SEE 18 U.S.C. 1001)











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